                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2000


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F  X    Form 40-F
                                 ---             ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes        No  X
                                  ---      ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

[LOGO]                                                    FOR IMMEDIATE RELEASE


EXFO REPORTS RECORD REVENUES AND OPERATING RESULTS FOR THE FOURTH QUARTER AND FISCAL 2000

- REVENUES UP 85% IN THE QUARTER AND 70% FOR FISCAL 2000
- NET EARNINGS FROM OPERATIONS UP 76% IN THE QUARTER AND 71% FOR FISCAL 2000

QUEBEC CITY, CANADA, October 4, 2000--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) today reported record revenues and operating results for the fourth quarter and year ended August 31, 2000.

Revenues increased 85% to US$23.1 million in the fourth quarter from US$12.5 million for the same period in 1999, and 19% sequentially from US$19.4 million in the third quarter.

Net earnings increased 76% to US$3.5 million, or $0.08 per share, for the fourth quarter from US$2.0 million, or $0.05 per share, for the same period in fiscal 1999, and 26% sequentially from US$2.8 million, or $0.07 per share, for the third quarter in 2000.

Overall for fiscal 2000, revenues increased 70% to US$71.6 million from US$42.2 million in fiscal 1999. Net earnings, meanwhile, increased 71% to US$9.9 million, or $0.25 per share, for fiscal 2000 from US$5.8 million, or $0.14 per share, for fiscal 1999.

"We are extremely pleased with our strong growth in the fourth quarter," said Germain Lamonde, Chairman, CEO, and President of EXFO. "A few years ago, we had set our sights on two growing market opportunities: DWDM and High-Bandwidth Solutions and the Industrial and Scientific Market.

"We are now beginning to see evidence that we have a winning strategy."

EXFO began shipping a number of new products in the fourth quarter including the DWDM Passive Component Test System dedicated to the production environment, the second-generation Remote Fiber Test System with DWDM monitoring capabilities to ensure network performance, and the second-generation Optical Spectrum Analyzer for field deployment.

All of these products have quickly received market acceptance from customers, especially the DWDM Passive Component Test System. This test system has been well received by manufacturers of optical components, value-added optical modules, and optical networking systems because it allows them to drastically reduce their testing time from hours to less than one minute for a 40 or 80 channel multiplexer-demultiplexer, the essential building block of a DWDM system.

"Test and measurement can account for as much as 60% of total production time for some optical components or value-added optical modules," Lamonde added. "Not surprisingly, manufacturers are turning to third-party vendors such as EXFO to provide them with fully automated, off-the-shelf test systems so that they can achieve substantial improvements in productivity, yields, and manufacturing costs while concentrating their energies on product development.

Selling and administrative expenses amounted to US$7.8 million, or 33.8% of revenues, for the fourth quarter compared to US$3.9 million, or 30.8% of revenues, for the same period in fiscal 1999 and US$6.5 million, or 33.7% of revenues, in the third quarter of fiscal 2000. Overall for fiscal 2000, selling and administrative expenses were at US$24.3 million, or 33.9% of revenues, compared to US$13.3 million, or 31.5% of revenues, for fiscal 1999.

Gross research and development expenses were at US$2.4 million, or 10.5% of revenues, in the fourth quarter compared to US$2.0 million, or 15.9% of revenues, for the same period in fiscal 1999 and US$2.2 million, or 11.6% of revenues, in the third quarter of fiscal 2000. Overall for fiscal 2000, gross R&D expenses amounted to US$9.4 million, or 13.1% of revenues, compared to US$6.4 million, or 15.2% of revenues, for fiscal 1999.

The audio Web cast of the fourth quarter and year-end conference call can be accessed live on EXFO's Web site, under Investor Relations, at 8:00 a.m. (Eastern time) on Oct. 5, 2000. Guests are invited to click on the Web cast icon and enter 9799 as a password. A replay of the Web cast will be available for 90 days.

The replay of EXFO's fourth quarter and year-end conference call can also be accessed after 11:00 a.m. (Eastern time) October 5, 2000 until midnight (Eastern time) October 12, 2000 via telephone. The replay numbers are (800) 558-5253 and the password is 16401516, or (416) 626-4100 and the password is 16399799.


ABOUT EXFO

EXFO is a leading designer, manufacturer, and marketer of fiber-optic test, measurement, and monitoring instruments for the telecommunications industry.

EXFO develops products mainly for two markets. Its Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators, as well as third-party installers and equipment rental companies. Its Industrial and Scientific Division designs an extensive line of more sophisticated and higher performance instruments for manufacturers of optical components, value-added optical modules, and optical networking systems, as well as for research and development markets.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Registration Statement on Form F-1 and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

FOR MORE INFORMATION:

Mike Lamanna
Manager, Investor Relations
(418) 683-0211
michael.lamanna@exfo.com

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                                                         AS AT AUGUST 31,
                                                   ----------------------------
                                                         1999              2000
                                                   ----------      ------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                          $      423      $        729
Short-term investments                                  1,371           162,659
Accounts receivable
      Trade                                             8,869            18,272
      Other                                             1,026             2,790
Income taxes receivable                                   381               284
Inventories                                             7,591            18,868
Prepaid expenses and deposits                             475             1,023
Future income taxes                                         -               995
                                                   ----------      ------------
                                                       20,136           205,620

CAPITAL ASSETS                                          2,639             8,694

GOODWILL AND OTHER ASSETS                                  65             2,320

FUTURE INCOME TAXES                                         -             3,089
                                                   ----------      ------------
                                                   $   22,840      $    219,723
                                                   ----------      ------------
                                                   ----------      ------------
LIABILITIES

CURRENT LIABILITIES
Bank advances                                      $        -      $         10
Accounts payable and accrued liabilities                5,523            10,353
Dividend payable                                           51                 -
Mandatorily redeemable preferred shares                     -               543
Loan from a company under common control                1,337                 -
Deferred revenue                                          218               395
Current portion of long-term debt                           -               152
Future income taxes                                       262                 -
                                                    ---------      ------------
                                                        7,391            11,453

DEFERRED REVENUE                                          109               151

DEFERRED GRANTS                                           533             1,109

LONG-TERM DEBT                                              -                16

FUTURE INCOME TAXES                                       128                 -
                                                   ----------      ------------
                                                        8,161            12,729
                                                   ----------      ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                              87           198,459

CUMULATIVE TRANSLATION ADJUSTMENT                           -             1,555

RETAINED EARNINGS                                      14,592             6,980
                                                   ----------      ------------
                                                       14,679           206,994
                                                   ----------      ------------
                                                   $   22,840      $    219,723
                                                  -----------      ------------
                                                  -----------      ------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

         (in thousands of U.S. dollars, except share and per share data)



                                                             THREE             TWELVE              THREE             TWELVE
                                                      MONTHS ENDED       MONTHS ENDED       MONTHS ENDED       MONTHS ENDED
                                                        AUGUST 31,         AUGUST 31,         AUGUST 31,         AUGUST 31,
                                                              1999               1999               2000               2000
                                                     -------------       ------------       ------------      -------------

                                                       (UNAUDITED)                            (UNAUDITED)

SALES                                                $      12,522       $     42,166       $     23,117      $      71,639

COST OF SALES                                                4,224             14,998              7,756             24,712
                                                     -------------       ------------       ------------      -------------
GROSS MARGIN                                                 8,298             27,168             15,361             46,927
                                                     -------------       ------------       ------------      -------------
                                                     -------------       ------------       ------------      -------------
OPERATING EXPENSES
Selling and administrative                                   3,850             13,279              7,817             24,304
Net research and development                                 1,466              4,315              1,916              6,402
Amortization of capital assets and other assets                253                898                484              1,498
                                                     -------------       ------------       ------------      -------------
TOTAL OPERATING EXPENSES                                     5,569             18,492             10,217             32,204
                                                     -------------       ------------       ------------      -------------

EARNINGS FROM OPERATIONS                                     2,729              8,676              5,144             14,723

Interest income, net                                           (57)              (136)            (1,625)            (1,480)
Foreign exchange loss                                            6                506              1,073                684
                                                     -------------       ------------       ------------      -------------
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF
      GOODWILL                                               2,780              8,306              5,696             15,519

INCOME TAXES                                                   809              2,492              2,106              5,298
                                                     -------------       ------------       ------------      -------------
EARNINGS BEFORE AMORTIZATION OF GOODWILL                     1,971              5,814              3,590             10,221

AMORTIZATION OF GOODWILL                                         -                  -                126                297
                                                     -------------       ------------       ------------      -------------
NET EARNINGS FOR THE PERIOD                          $       1,971       $      5,814       $      3,464      $       9,924
                                                     -------------       ------------       ------------      -------------
                                                     -------------       ------------       ------------      -------------
BASIC AND FULLY DILUTED EARNINGS PER SHARE
      Earnings before amortization of goodwill                0.05               0.14               0.08               0.26

      Net earnings                                            0.05               0.14               0.08               0.25

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                                   38,002             38,001             44,220             39,951

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

              (in thousands of U.S. dollars, except per share data)


                                                          THREE               TWELVE               THREE              TWELVE
                                                   MONTHS ENDED         MONTHS ENDED        MONTHS ENDED        MONTHS ENDED
                                                     AUGUST 31,           AUGUST 31,          AUGUST 31,          AUGUST 31,
                                                           1999                 1999                2000                2000
                                                   ------------        -------------        ------------       -------------

                                                    (UNAUDITED)                              (UNAUDITED)

BALANCE - BEGINNING OF PERIOD                      $     15,547        $      12,044        $     21,052       $      14,592

ADD
Net earnings for the period                               1,971                5,814               3,464               9,924
                                                   ------------        -------------        ------------       -------------
                                                         17,518               17,858              24,516              24,516
                                                   ------------        -------------        ------------       -------------

DEDUCT
Dividends
      Class A shares                                      2,926                2,926              17,216              17,216
      Class C share                                           -                  340                   -                   -
      Class F shares                                          -                    -                 320                 320
                                                   ------------        -------------        ------------       -------------
                                                          2,926                3,266              17,536              17,536
                                                   ------------        -------------        ------------       -------------
BALANCE - END OF PERIOD                            $     14,592        $      14,592        $      6,980       $       6,980
                                                   ------------        -------------        ------------       -------------
                                                   ------------        -------------        ------------       -------------

DIVIDENDS PER SHARE
      Class A shares                               $       0.08        $        0.08        $       0.43       $        0.43
      Class C share                                $          -        $         340        $          -       $           -
      Class F shares                               $          -        $           -        $       0.45       $        0.45

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of U.S. dollars)


                                                                                        TWELVE MONTHS ENDED AUGUST 31,
                                                                                      ----------------------------------

                                                                                             1999                   2000
                                                                                      -----------           ------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period                                                           $     5,814           $      9,924
Add (deduct) items not affecting cash and cash equivalents
      Amortization of discount on short-term investments                                        -                   (807)
      Amortization of capital assets                                                          857                  1,451
      Amortization of goodwill and other assets                                                41                    344
      Future income taxes                                                                     (42)                   (33)
Change in non-cash operating working capital items
      Accounts receivable                                                                  (3,875)               (10,476)
      Income taxes receivable                                                                (381)                 2,149
      Inventories                                                                          (1,259)               (10,732)
      Prepaid expenses and deposits                                                          (205)                  (519)
      Accounts payable and accrued liabilities                                              1,965                  3,917
      Income taxes payable                                                                   (115)                     -
      Deferred revenue                                                                        327                    215
      Deferred grants                                                                         533                    567
                                                                                      -----------           ------------
                                                                                            3,660                 (4,000)
                                                                                      -----------           ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                                                (136)                  (357)
Repayment of loan from a company under common control                                           -                 (1,349)
Repayment of long-term debt                                                                   (20)                  (812)
Issuance of share capital                                                                      86                209,690
Share issue expenses                                                                            -                (16,743)
Dividends paid                                                                             (3,215)               (17,587)
                                                                                      -----------           ------------
                                                                                           (3,285)               172,842
                                                                                      -----------           ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                                           (33)              (519,645)
Proceeds from disposal of short-term investments                                                -                359,886
Additions to capital and other assets                                                      (1,181)                (7,180)
Business combination, net of cash and cash equivalents acquired                                 -                 (2,108)
                                                                                      -----------           ------------
                                                                                           (1,214)              (169,047)
                                                                                      -----------           ------------

CHANGE IN CASH AND CASH EQUIVALENTS                                                          (839)                  (205)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                            -                    511

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                             1,262                    423
                                                                                      -----------           ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                             $       423           $        729
                                                                                      -----------           ------------
                                                                                      -----------           ------------

SUPPLEMENTARY INFORMATION
Interest paid                                                                         $       148           $        480

Income taxes paid                                                                     $     2,801           $      3,761

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)


1     INTERIM FINANCIAL INFORMATION

      The financial information as at August 31, 1999 and 2000 and for the twelve months ended August 31, 1999 and 2000 is derived from our audited consolidated financial statements.

      The financial information for the three months ended August 31, 1999 and 2000 is unaudited; however, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.


2     ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP AND
      DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

      CHANGE IN REPORTING CURRENCY

      On September 1, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

      Under Canadian GAAP, the statements of earnings for the periods ended August 31, 1999 were translated into U.S. dollar using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenue and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rates for the three months and the twelve months ended August 31, 1999 were US$1.00 = Cdn$1.4834 and Cdn$1.5068 respectively.

      ACCOUNTING FOR STOCK-BASED COMPENSATION

      To conform with U.S. GAAP, the company measures stock-based compensation costs using the intrinsic value method (APB 25 "Accounting for Stock Issued to Employees").

      Stock purchase plan

      Under APB 25, compensation cost related to the stock purchase plan is measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period.

      During the twelve months ended August 31, 1999 and 2000, the weighted average fair value per share under the stock purchase plan amounted to approximately $0.68 and $10.80, respectively. The fair value per share since inception of the plan ranged between $0.68 and $18.00. As at August 31, 1999 and 2000, the balance of deferred stock-based compensation amounted to $40,000 and $2,144,000, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)


      Stock option plan

      In accordance with APB 25, the company's stock option plan is considered to be a variable plan. Accordingly, subsequent increases in the fair value of the underlying stock, in excess of the exercise price of the option, are accounted for as additional compensation costs. Compensation cost is amortized to expense over the estimated vesting period to a maximum of four years. As at August 31, 2000, the balance of deferred stock-based compensation amounted to $17,285,000.

      Under Canadian GAAP, no compensation cost is recognized for these stock-based compensation plans.

      RECONCILIATION OF NET EARNINGS TO CONFORM WITH U.S. GAAP

                                                THREE MONTHS  TWELVE MONTHS  THREE MONTHS  TWELVE MONTHS
                                                       ENDED          ENDED         ENDED          ENDED
                                                  AUGUST 31,     AUGUST 31,    AUGUST 31,     AUGUST 31,
                                                        1999           1999          2000           2000
                                                ------------  -------------  ------------  -------------

                                                (UNAUDITED)                      (UNAUDITED)

      Net earnings for the period in            $      1,971  $       5,814  $      3,464  $       9,924
           accordance with Canadian GAAP
      Non-cash stock-based compensation
           costs related to stock purchase
           plan *                                         (3)           (10)         (101)          (538)
      Non-cash stock-based compensation
           costs related to stock option
           plan under variable accounting *                -              -        (1,464)        (1,464)
      Change in reporting currency                       161            (44)            -              -
      Unrealized gains on forward exchange
           contracts                                       -            208            71              -
      Future income taxes on forward
           exchange contracts                              -            (67)          (27)             -
                                                ------------  -------------  ------------  -------------

      Net earnings for the period in
           accordance with U.S. GAAP                   2,129          5,901         1,943          7,922
      Other comprehensive income (loss)
           Foreign currency translation
                adjustments                             (415)           606         1,753          1,555
           Unrealized holding gains on
                short-term investments, net
                of related income taxes                   36             36            37              1
                                                ------------  -------------  ------------  -------------

      Comprehensive income                      $      1,750  $       6,543  $      3,733  $       9,478
                                                ------------  -------------  ------------  -------------
                                                ------------  -------------  ------------  -------------

      Basic and diluted net earnings per
           share in accordance with U.S. GAAP   $       0.06  $        0.15  $       0.04  $        0.20

      *  Required under APB 25.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)


      Earnings available to common shareholders is reconciled as follows:

                                           THREE MONTHS  TWELVE MONTHS   THREE MONTHS  TWELVE MONTHS
                                                  ENDED          ENDED          ENDED          ENDED
                                             AUGUST 31,     AUGUST 31,     AUGUST 31,     AUGUST 31,
                                                   1999           1999           2000           2000
                                           ------------  -------------  -------------  -------------

                                             (UNAUDITED)                   (UNAUDITED)

      Net earnings for the period          $      2,129  $       5,901  $       1,943  $       7,922
      Dividend on Class C share                       -           (333)             -              -
                                           ------------  -------------  -------------  -------------

      Earnings available to common
           shareholders                    $      2,129  $       5,568  $       1,943  $       7,922
                                           ------------  -------------  -------------  -------------
                                           ------------  -------------  -------------  -------------

      The diluted weighted average number of common shares outstanding calculated according to U.S. GAAP is as follows:

                                           THREE MONTHS  TWELVE MONTHS   THREE MONTHS  TWELVE MONTHS
                                                  ENDED          ENDED          ENDED          ENDED
                                             AUGUST 31,     AUGUST 31,     AUGUST 31,     AUGUST 31,
                                                   1999           1999           2000           2000
                                           ------------  -------------  -------------  -------------

                                             (UNAUDITED)                   (UNAUDITED)

      Weighted average number of common
           shares outstanding - Basic
           (000's)                               38,002         38,001         44,220         39,951
      Conversion of preferred shares
           Series 1                                   -              -             45             26
      Exercise of stock options                       -              -            418            109
                                           ------------  -------------  -------------  -------------

      Weighted average number of common
           shares outstanding -Diluted
           (000's)                               38,002         38,001         44,683         40,086
                                           ------------  -------------  -------------  -------------
                                           ------------  -------------  -------------  -------------

      The number of common shares issuable upon the assumed conversion of preferred shares Series 1 has been determined by dividing the paid-in value of the preferred shares Series 1 (previously Class G shares) by the estimated fair value of the former Class A shares as at February 4, 2000 (the date the Class G shares were issued), or $18.00 per Class A share, weighted from the date of issuance of the Class G shares to the end of the year.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)


      SHARE CAPITAL

                                                                                  AS AT AUGUST 31,
                                                                               ---------------------

                                                                                    1999        2000
                                                                               ---------   ---------

      Share capital in accordance with Canadian GAAP                           $      87   $ 198,459
      Stock-based compensation costs related to stock purchase plan
           Current period                                                             10         538
           Cumulative effect of prior periods                                          -          10
                                                                               ---------   ---------

      Share capital in accordance with U.S. GAAP                               $      97   $ 199,007
                                                                               ---------   ---------
                                                                               ---------   ---------

      OTHER CAPITAL

                                                                                  AS AT AUGUST 31,
                                                                               ---------------------

                                                                                    1999        2000
                                                                               ---------   ---------

      Other capital in accordance with Canadian GAAP                           $       -   $       -
      Stock-based compensation costs related to stock option plan under
           variable accounting                                                         -       1,464
                                                                               ---------   ---------

      Other capital in accordance with U.S. GAAP                               $       -   $   1,464
                                                                               ---------   ---------
                                                                               ---------   ---------

      RETAINED EARNINGS

                                                                                  AS AT AUGUST 31,
                                                                               ---------------------

                                                                                    1999        2000
                                                                               ---------   ---------

      Retained earnings in accordance with Canadian GAAP                       $  14,592   $   6,980
      Stock-based compensation costs
           Current period                                                            (10)     (2,002)
           Cumulative effect of prior periods                                          -         (10)
      Change in reporting currency
           Current period
                Net earnings                                                         (44)          -
                Dividends                                                             24           -
           Cumulative effect of prior periods                                      1,036       1,016
                                                                               ---------   ---------

      Retained earnings in accordance with U.S. GAAP                           $  15,598   $   5,984
                                                                               ---------   ---------
                                                                               ---------   ---------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)


      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                TWELVE MONTHS ENDED
                                                                                     AUGUST 31,
                                                                               ---------------------

                                                                                    1999        2000
                                                                               ---------   ---------

      Foreign currency translation adjustments
           Balance - Beginning of period                                       $  (1,622)  $  (1,016)
           Change during the period                                                  606       1,555
                                                                               ---------   ---------

           Balance - End of period                                                (1,016)        539
                                                                               ---------   ---------

      Unrealized holding gains on short-term investments, net of income taxes
           Balance - Beginning of period                                               -          36
           Unrealized gains arising during the period, net of related income
                taxes of $23,000 in 1999 and 2000                                     36          37
           Reclassification adjustment for amounts included in net earnings,
                net of related income taxes of $23,000                                 -         (36)
                                                                               ---------   ---------

           Balance - End of period                                                    36          37
                                                                               ---------   ---------
                                                                               ---------   ---------

      Accumulated other comprehensive income (loss)                            $    (980)  $     576
                                                                               ---------   ---------
                                                                               ---------   ---------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)


      BALANCE SHEETS

                                                                                  AS AT AUGUST 31,
                                                                               ---------------------

                                                                                    1999        2000
                                                                               ---------   ---------

      Current assets
           Cash and cash equivalents                                           $     423   $     729
           Available for sale securities                                           1,430     162,719
           Accounts receivable                                                     9,895      21,062
           Inventories                                                             7,591      18,868
           Other current assets                                                      856       1,307
           Future income taxes                                                         -         972
                                                                               ---------   ---------
                                                                                  20,195     205,657

      Capital assets                                                               2,639       8,694
      Goodwill and other assets                                                       65       2,320
      Future income taxes                                                              -       3,089
                                                                               ---------   ---------
                                                                               $  22,899   $ 219,760
                                                                               ---------   ---------
                                                                               ---------   ---------

      Current liabilities
           Bank advances                                                       $       -   $      10
           Accounts payable and accrued liabilities                                5,523      10,353
           Other current liabilities                                               1,891       1,090
                                                                               ---------   ---------
                                                                                   7,414      11,453

      Long-term liabilities                                                          770       1,276
                                                                               ---------   ---------
                                                                                   8,184      12,729
                                                                               ---------   ---------

      Shareholders' Equity
           Share capital                                                              97     199,007
           Other capital                                                               -       1,464
           Accumulated other comprehensive income (loss)                            (980)        576
           Retained earnings                                                      15,598       5,984
                                                                               ---------   ---------
                                                                                  14,715     207,031
                                                                               ---------   ---------
`                                                                              $  22,899   $ 219,760
                                                                               ---------   ---------
                                                                               ---------   ---------

      STATEMENTS OF CASH FLOWS

      For the twelve months ended August 31, 1999 and 2000, there are no material differences between the statement of cash flows under Canadian GAAP as compared to U.S. GAAP.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                By: ____________________________________________
                                    Name:  Germain Lamonde
                                    Title: President and Chief Executive Officer


Date:  October 5, 2000